BY COURIER


02002827

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Attn. Ms. Felicia Kung
450 Fifth Street, N. W.
Room 3099 (3-7)

Washington, D.C. 20549
USA


SEC MAIL PROCESSING
RECEIVED
JAN 29 2002
WASH, D.C. 354 SECTION

January 25, 2002

Rule 12g3-2(b) - File No. 82-4793

Dear Ms. Kung:

The enclosed Press Release is being furnished to the Securities and Exchange Commission on behalf of Kamps AG pursuant to the exemption from the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be „filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

In case of further questions do not hesitate to contact me under the following phone number: +49-211-53 06 34 60.

Kind regards,

D. Dittmar

Dunja Dittmar
Kamps AG

dw 1/31

Enclosure


Kamps AG

Kamps names new Chief Financial Officer

Düsseldorf, January 25, 2002. Kamps AG, the leading bakery business in Europe, announces a change in management: As of July 1, 2002, Matthias Zachert will be the successor to Hiltrud Seggewiß as Chief Financial Officer and member of the executive board.

Since 1999, Zachert is Chief Financial Officer of Aventis Pharma (formerly Hoechst AG) for the International Division (revenues ca. EUR 1.8 bln), focusing on reorganisation/integration and the implementation of synergies. Previously, he was Head of Financial Development with harmonisation, integration and strengthening of international financial reporting systems as his main responsibilities.

Hiltrud Seggewiß, member of the executive board since 1998, will stay with the company until June 30, 2002, and prepare for the changeover. Subsequently she will take on new responsibilities outside of Kamps AG. She has been part of Kamps' management team since 1994, starting as Controller for the craft bakery segment of Wilhelm Weber KG, became Chief Financial Officer after the management buy out of the Weber craft bakeries in 1996 and for Kamps AG following the IPO in 1998.

Contact:

Kamps AG Investor Relations
Thomas Sterz + 49 211 53 06 34 230

Kamps AG Head of corporate communications
Volker Berg + 49 211 53 06 34 66

Fax +49 211 53 06 34 67